SÃO PAULO ALPARGATAS S.A.

RECEIVED
2005 JAN 31 P 3:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE


05005658

São Paulo, January 26th, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA

SUPPL

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders, in December, 2004:

- Notice to Shareholders - Payment of Interests on Company's Own capital

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

Sincerely

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

Rua Urussuí, 300 - Itaim Bibi
Pabx: (11) 3847-7322 - Fax (11) 3168-8866
04542-903 - São Paulo - SP
E-mail: alpargatas@alpargatas.com.br



LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, an authenticated copy of a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS**, which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
A publicly held company
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
Under number 61.079.117/0001-05
Company Register No. 35 3000 25 270

NOTICE TO THE SHAREHOLDERS
PAYMENT OF INTERESTS ON COMPANY'S OWN CAPITAL

We hereby advise to the Shareholders that the Board of Directors, at a meeting held on December 10, 2004, decided to pay interest on Company's own capital, subject to any applicable statutory provisions and the Company's Bylaws, with tax withheld for individuals and legal entities as provided for in the prevailing law, for all the 1,950,251,236 shares without certificates issued by the Company, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to a gross amount of R$6,535,424.14 (six million, five hundred and thirty-five thousand, four hundred and twenty-four reais and fourteen centavos), being R$3.34 by lot of 1000 common shares and R$3.67 by lot of 1000 preferred shares.

Such amount shall be deducted from the mandatory annual dividend that shall be approved at the General Meeting to be held in 2005. The referred payment shall be made through Banco Itaú S/A on April 5th, 2005 to the shareholders who subscribed on December 24, 2004, by means of credits in their relevant current accounts. The shares are to be traded "*ex-rights*" to the interests on own capital as from December 27, 2004.


TRADUTORA PÚBLICA
INTERPRETE
COMERCIAL
SÃO PAULO - BRASIL



LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

The Company further advises those shareholders who opt for the Special Taxation System-RET [*Regime Especial de Tributação*] to send a notice of their option by **December 17, 2004** to the attention of Mr. José Sálvio Ferreira Moraes, at Rua Urussuí, 300, 10th floor, ZIP Code 04542-903, in the city of São Paulo, State of São Paulo.

São Paulo, December 10, 2004

FRANCISCO SILVÉRIO MORALES CESPEDE
Director, Relations with Investors

[*Logo*] LEVEL 1
MARKET
Bolsa de Valores de São Paulo –
[The São Paulo Stock Exchange]
Brazil

[*Logo*] **abrasca**
associated company

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, December 13, 2004



Lucimar Lima de Menezes

Receipt no.:040
Fees: R$91,00



LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE
COMERCIAL
SÃO PAULO - BRASIL